  As filed with the U.S. Securities and Exchange Commission on August 27, 2003
                              Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                               Sanpaolo IMI S.p.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                                Republic of Italy
            (Jurisdiction of incorporation or organization of issuer)

                               JPMorgan Chase Bank
             (Exact name of depositary as specified in its charter)

                   1 Chase Manhattan Plaza, New York, NY 10081
                            Telephone (212) 552-4944
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------

                                  Carlo Persico
                               Sanpaolo IMI S.p.A.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 692-3012
  (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600

         It is proposed that this filing become effective under Rule 466

              [X] immediately upon filing [ ] on [date] at [time]

 If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


=================================================================================================================
                                                                                      Proposed
                                                                     Proposed          Maximum
                                                      Amount         Maximum          Aggregate      Amount of
    Title of Each Class of                      to be Registered     Offering          Offering    Registration
    Securities to be Registered                                   Price Per Unit(1)    Price(2)         Fee
----------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each
American Depositary Shares representing
two ordinary share of Sanpaolo IMI S.p.A.         100,000,000       $0.05             $5,000,000       $405
=================================================================================================================

(1)  Each unit represents one American Depositary Share.

         (2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

         PART I

         INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit (a) to the Form of Amendment to Deposit Agreement included as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.


                          CROSS REFERENCE SHEET


Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
------------------------------------------------------------           -------------------------------------------------
      (1) Name and address of Depositary                               Introductory paragraph

      (2) Title of American Depositary Receipts and identity           Face of American
           of deposited securities                                     Depositary Receipt, top center
           Terms of Deposit:
            (i)  Amount of deposited securities represented            Face of American Depositary Receipt, upper right
                 by one unit of American Depositary Shares             corner
           (ii)  Procedure for voting, if any, the deposited           Paragraph (12)
                 securities
          (iii)  Collection and distribution of dividends              Paragraphs (4), (5), (7) and (10)
           (iv)  Transmission of notices, reports and proxy            Paragraphs (3), (8) and (12)
                 soliciting material
            (v)  Sale or exercise of rights                            Paragraphs (4), (5) and (10)
           (vi)  Deposit or sale of securities  resulting from         Paragraphs (4), (5), (10) and (13)
                 dividends, splits or plans of reorganization
          (vii)  Amendment, extension or termination of the            Paragraphs (16) and (17)
                 Deposit Agreement
         (viii)  Rights of holders of receipts to inspect the          Paragraph (3)
                 transfer books of the Depositary and the
                 list of Holders of receipts
           (ix)  Restrictions upon the right to deposit or             Paragraphs  (1), (2), (4), and (5)
                 withdraw the underlying securities
            (x)  Limitation upon the liability of the                  Paragraph (14)
                 Depositary
      (3) Fees and Charges                                             Paragraph (7)


Item 2.  AVAILABLE INFORMATION


                                                                    Location in Form of American Depositary  Receipt
Item  Number and Caption                                            Filed  Herewith as Prospectus
-------------------------------------------------                   ------------------------------------------------
      (b) Statement that Sanpaolo IMI S.p.A. is subject to the      Paragraph (8)
          periodic reporting requirements of the Securities
          Exchange Act of 1934, as amended, and, accordingly,
          files certain reports with the Securities and
          Exchange Commission


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.  EXHIBITS

         (a)(1) Deposit Agreement dated as of October , 1998 among Sanpaolo IMI S.p.A., JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a)(1) to Registration Statement No. 333-9022 which is incorporated herein by reference.

         (a)(2) Amendment No. 1 to Deposit Agreement. Filed herewith as Exhibit (a)(2).

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

         (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

         (e) Certification under Rule 466. Filed herewith as Exhibit (e).

         (f) Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 21, 2003.

                                   Legal entity created by the form of
                                   Deposit  Agreement for the issuance
                                   of ADRs evidencing American
                                   Depositary Shares

                                   By: JPMORGAN CHASE BANK, as Depositary



                                   By: /s/ Joseph M. Leinhauser
                                       --------------------------
                                   Name:  Joseph M. Leinhauser
                                   Title: Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Sanpaolo IMI S.p.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 21, 2003.

                                            Sanpaolo IMI S.p.A.


                                            By: /s/ Luigi Maranzana
                                                -------------------
                                            Name: Luigi Maranzana
                                            Title: Managing Director


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Luigi Maranzana and Carlo Persico, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of August 21, 2003.


          Signatures                                               Title
          ----------                                               -----

  /s/ Rainer Stefano Masera                                        Chairman
  -------------------------------
      Rainer Stefano Masera


       /s/ Orazio Rossi                                        Deputy Chairman
  -------------------------------
           Orazio Rossi


       /s/ Enrico Salza                                        Deputy Chairman
  -------------------------------
           Enrico Salza


     /s/ Luigi Maranzana                                      Managing Director
  -------------------------------
         Luigi Maranzana


          Signatures                                               Title
          ----------                                               -----

/s/ Alfonso Iozzo                                                 Managing Director
-------------------------------
          Alfonso Iozzo


/s/ Pio Bussolotto                                                Managing Director
-------------------------------
         Pio Bussolotto


                                                                       Director
-------------------------------
       Isabelle Bouillot


                                                                       Director
-------------------------------
         Alberto Carmi


/s/ Guiseppe Fontana                                                   Director
-------------------------------
        Giuseppe Fontana


/s/ Richard Gardner                                                    Director
-------------------------------
         Richard Gardner


/s/ Mario Manuli                                                       Director
-------------------------------
          Mario Manuli


/s/ Antonio Maria Marocco                                              Director
-------------------------------
      Antonio Maria Marocco


 /s/ Virgilio Marrone                                                  Director
-------------------------------
       Virgilio Marrone


                                                                       Director
-------------------------------
      Abel Matutes Juan


/s/ Iti Mihalich                                                       Director
-------------------------------
        Iti Mihalich



          Signatures                                                        Title
          ----------                                                        -----

/s/ Emilio Ottolenghi                                                      Director
-------------------------------
        Emilio Ottolenghi

/s/ Gian Guido Sacchi Morsiani                                             Director
-------------------------------
   Gian Guido Sacchi Morsiani

                                                                           Director
-------------------------------
    Remi Francois Vermeiren


/s/ Carlo Giuseppe Angelini                                          Chief Accounting Officer
-------------------------------
    Carlo Giuseppe Angelini


/s/ Carlos Persico                                         Authorized Representative in the United States
-------------------------------
         Carlos Persico


                                INDEX TO EXHIBITS


  Exhibit                                                                             Sequentially
   Number                                                                             Numbered Page
   ------                                                                             -------------

   (a)(2)        Form of Amendment to Deposit Agreement
   (d)           Opinion  of  Ziegler,  Ziegler &  Associates  LLP,  counsel to the
                 Depositary, as to the legality of the securities to be registered.
   (e)           Rule 466 Certification


                           STATEMENT OF DIFFERENCES

The Euro sign shall be expressed as......................................    'E'